UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

SOUTHERN STAR ENERGY INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

843833203
(CUSIP Number)

Macquarie Americas Corp.
125 W. 55th Street, 22nd Floor
New York, NY 10019

Telephone No. 212-231-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Anthony Lennon
Macquarie Americas Corp.
125 W. 55th Street, 22nd Floor
New York, NY 10019

Telephone No. 212-231-2083
Facsimile No. 212-281-2177

August 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box[ ][ ] .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Macquarie Americas Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,647,419
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,647,419
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,647,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%* (44,782,944 shares of common stock of the Issuer were issued and outstanding as of April 14, 2008)
14	TYPE OF REPORTING PERSON CO

* Number revised to reflect correction due to a clerical error

Explanatory Note

    This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D filed by Macquarie Americas Corp. (“MAC”) on August 22, 2008 (the “Statement”). Due to a clerical error, the Statement incorrectly reported the percentage of beneficial ownership of the common stock, $0.001 par value (the “Common Stock”), of Southern Star Energy Inc. (the “Issuer”) as 5.9%. The correct percentage of beneficial ownership should have been reported as 5.6%. The number of shares beneficially owned was correctly reported as 2,647,419.

    This Amendment amends and restates row 13 on the foregoing cover page and Item 5 below and does not modify any other information previously reported on the Statement.

Item 5.	Interest in Securities of the Issuer.

     (a) 2,647,419 shares of Common Stock of the Issuer are owned beneficially by MAC, constituting 5.6% of such shares outstanding.

     (b) Number of shares as to which MAC has:

(i)	sole power to vote or to direct the vote – 2,647,419
(ii)	shared power to vote or to direct the vote – 0
(iii)	sole power to dispose of or to direct the disposition of – 2,647,419
(iv)	shared power to dispose of or to direct the disposition of – 0

     (c) Except as disclosed above, MAC has not effected any transaction in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2008

MACQUARIE AMERICAS CORP.

/s/ Francoise Duboc
Name: Francoise Duboc
Title: Vice President

/s/ Gavin Chase
Name: Gavin Chase
Title: Treasurer